ANGLO AMERICAN

Best Available Copy

Company Secretarial Department

Catherine Marshall
Companies Secretary

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail cmarshall@angloamerican.co.uk

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

[redacted]

08002561

11 April, 2008

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 - 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements on the following dates:

Sharebuyback

- 20 March - 2008

Other

- Control of iron ore projects
- Annual information update
- NEDs' shares in lieu of fees
- SIP award
- Senior executive appointments

For and on behalf of Anglo American plc

Yours faithfully

C Marshall

Companies Secretary

Encs

5/15

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel +44 (0)20 7968 8888 Fax +44 (0)20 7968 8500 www.angloamerican.co.uk

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Purchases of Ordinary Shares in the Company

The Company announces that on 11 April 2008, an independent company purchased 14,501 ordinary shares of the Company at prices between £32.76 and £33.81 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,131,755 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 111,494,216 ordinary shares, representing 8.43 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
14 April 2008

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Purchases of Ordinary Shares in the Company

The Company announces that on 10 April 2008, an independent company purchased 16,503 ordinary shares of the Company at prices between £32.72 and £33.29 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,131,755 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 111,479,715 ordinary shares, representing 8.43 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
11 April 2008

Anglo American plc (the "Company")

Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Directors' Interests

The Company announces that it has been notified by Mrs Cynthia Carroll, Chief Executive of the Company, of the sale of 42,754 Anglo American plc ordinary shares on 9 April 2008 at a price of £33.55 per share. The purpose of the sale is to raise funds in relation to a house purchase following her relocation to the UK.

Following the sale, Mrs Carroll now has an interest over 228,787 ordinary shares.

The notification of these transactions is to satisfy the Company's obligations under both the Companies Act and the Financial Services Authority Disclosure and Transparency Rules 3.1.2 to 3.1.4

N Jordan
Company Secretary
10 April 2008

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Purchases of Ordinary Shares in the Company

The Company announces that on 9 April 2008, an independent company purchased 3,043 ordinary shares of the Company at prices between £32.35 and £32.61 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,131,755 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 111,463,212 ordinary shares, representing 8.43 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
10 April 2008

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Purchases of Ordinary Shares in the Company

The Company announces that on 8 April 2008, an independent company purchased 15,522 ordinary shares of the Company at prices between £32.10 and £32.91 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,131,755 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 111,460,169 ordinary shares, representing 8.43 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
9 April 2008

ANGLO AMERICAN

News Release

8 April 2008

Anglo American announces senior executive appointments

Anglo American plc is pleased to announce the following senior executive appointments:

Ian Cockerill is appointed as Chief Executive Officer of Anglo Coal and a member of the Executive Committee of Anglo American plc. Ian has been a senior executive with Gold Fields Limited for nine years, the last six as Chief Executive Officer. Ian's primary focus will be to drive the further strategic development of Anglo American's global coal business and execute its considerable growth ambition, in addition to pursuing developments in clean coal and associated technologies. Ian will take up his position on 1 June 2008.

Kuseni Dlamini is appointed as Head of Anglo American South Africa and a member of the Executive Committee of Anglo American plc. Kuseni will be Anglo American's principal representative in South Africa, with day-to-day responsibility for the successful internal transformation of the South African business and alignment with the group's global strategy. In addition, this role will bring greater cohesion to Anglo American's approach to all key external stakeholder relationships in South Africa, in particular ensuring that the benefits of the many transformational deals undertaken by Anglo American are realised for all parties, and country related matters. Previously Executive Chairman of the Richards Bay Coal Terminal, in which Anglo American is a 27% shareholder, Kuseni will take up his position on 1 July 2008.

Russell King is appointed as Chief Strategy Officer of Anglo American plc with immediate effect. Russell will lead the strategy and business development team, working closely with the executive management to define and execute the group's strategy and to lead performance monitoring processes. This new role reflects Anglo American's continuing drive to leverage its global scale to generate further growth and value. Previously Group Head of HR, Business Development and Sustainable Development, Russell joined Anglo American in 2001.

Cynthia Carroll, Chief Executive of Anglo American plc, said, "I am delighted to welcome Ian and Kuseni to Anglo American and Russell to his new role within the group. Their depth of experience further strengthens our strategic management capabilities as we build upon the current momentum and realise our exciting growth prospects as a leading global mining company."

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel: +44 (0)20 7968 8888 Fax: +44 (0)20 7968 8500
www.angloamerican.co.uk

Ian Cockerill commented, "I see the world-wide issues around energy as being critical for the foreseeable future. I am looking forward to joining Anglo and to the challenge of taking on a global role in a company which has tremendous depth of experience in the resource and energy sector and which, clearly, has lots of ambition to grow."

Kuseni Dlamini said, "I am truly excited about joining Anglo American in this new role. Anglo is the largest mining company in South Africa with global operations, significant growth prospects and is a major contributor to the South African economy. I look forward to reinforcing the company's relationships with all its stakeholders and contributing to the group's successes as it continues to invest in and grow its mining operations in South Africa."

For further information, please contact:

United Kingdom

James Wyatt-Tilby, Media Relations
Tel: +44 (0)20 7968 8759

Anna Poulter, Investor Relations
Tel: +44 (0)20 7968 2155

South Africa

Pranill Ramchander, Media Relations
Tel: +27 (0)11 638 2592

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, as well as an industrial minerals business. The Group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Anglo American Share Incentive Plan – SIP

The SIP is an Inland Revenue approved trust arrangement, operated through Halifax plc, under which employees are able to buy ordinary shares in the Company of US$0.54945 each ("ordinary shares"), using monthly deductions from salary, and are allocated an equivalent number of free ordinary shares ("matching shares"). Both the purchased shares and the matching shares are held in the SIP trust. The matching shares are acquired by the SIP Trust and allocated to the relevant employees. During the short period of time between acquisition and allocation, the executive directors of the Company are deemed to be interested in those shares.

The Company announces that the following transactions took place in relation to the SIP on Monday 7 April 2008:

1. 5,989 shares were allocated to employee participants as matching shares.

2. The following executive directors / persons discharging managerial responsibility ("PDMR") of the Company each acquired the undernoted ordinary shares at a price of £32.72 and were allocated an equal number of matching shares, free of charge:

B R Beamish	(PDMR)	4 ordinary shares
C B Carroll	(director)	3 ordinary shares
R J King	(PDMR)	4 ordinary shares
R Médori	(director)	4 ordinary shares
D Weston	(PDMR)	4 ordinary shares

The notification of these transactions is to satisfy the Company's obligations under the Financial Services Authority Disclosure and Transparency Rules 3.1.2 to 3.1.4.

N Jordan
Company Secretary
8 April 2008

Anglo American plc (the "Company")

Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Purchases of Ordinary Shares in the Company

The Company announces that on 4 April 2008, an independent company purchased 13,039 ordinary shares of the Company at prices between £30.57 and £31.08 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,131,755 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 111,444,647 ordinary shares, representing 8.43 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
7 April 2008

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Purchases of Ordinary Shares in the Company

The Company announces that on 3 April 2008, an independent company purchased 12,551 ordinary shares of the Company at prices between £30.48 and £30.73 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,131,755 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 111,431,608 ordinary shares, representing 8.43 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
4 April 2008

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Purchases of Ordinary Shares in the Company

The Company announces that on 2 April 2008, an independent company purchased 30,383 ordinary shares of the Company at prices between £29.27 and £30.41 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,131,755 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 111,419,057 ordinary shares, representing 8.43 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
3 April 2008

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Purchases of Ordinary Shares in the Company

The Company announces that on 1 April 2008, an independent company purchased 19,399 ordinary shares of the Company at prices between £28.95 and £30.26 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,131,755 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 111,388,674 ordinary shares, representing 8.42 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
2 April 2008

Anglo American plc ("the Company")

Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Directors' Interests

The Company announces that on 1 April 2008 the following non-executive directors of the Company ("NEDs") subscribed for ordinary shares of US$0.54945 in the capital of the Company ("Shares") pursuant to a scheme compliant with Paragraph 17 of the Model Code as follows:

Director	Number of Shares	Price £
Sir Rob Margetts	252	29.564
Sir Mark Moody-Stuart	453	29.564
F T M Phaswana	441	29.564
P Woicke	397	29.564
M A Ramphele	169	29.564

The Shares are being allotted by subscription of their after-tax directors' fees in respect of their services to the Company during the period 1 January 2008 – 31 March 2008.

Applications have been made to the UK Listing Authority and the London Stock Exchange for 1,712 ordinary shares of US$0.54945 each (the "Shares") to be admitted to the Official List and to be admitted to trading respectively. In addition, applications will be made to the Johannesburg, Swiss, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank pari passu with the existing issued ordinary shares of the Company.

Following the admission of these Shares the Company's issued share capital will be 1,322,131,755 Shares (excluding those held in treasury).

The notification of these transactions is intended to satisfy the Company's obligations under both the Companies Act 1985 and the Listing and Disclosure and Transparency Rules.

Andy Hodges
Deputy Secretary
1 April 2008

Issued by:	Anglo American plc
Date:	31 March 2008
Contact:	N Jordan +44 (0) 20 7968 8752

Annual Information Update for the 12 months up to and including 31 March 2008

Anglo American plc (the "Company") provides an annual information update, in accordance with Prospectus Rule 5.2. The information referred to in this update was up to date at the time it was published but some information may now be out of date. The information is referred to in this update, rather than included in full, to avoid an unnecessarily lengthy document.

The Company's ordinary shares are listed on the London Stock Exchange (the primary listing), the JSE Securities Exchange South Africa (JSE), the SWX Swiss Exchange, the Botswana Stock Exchange and the Namibian Stock Exchange.

1. Announcements via RNS, a regulatory information service - Anglo American plc

Announcement Date	RNS Headline
31/03/2008	Minas-Rio and Amapa
31/03/2008	Transaction in own shares
28/03/2008	Transaction in own shares
27/03/2008	Transaction in own shares
26/03/2008	Transaction in own shares
25/03/2008	Publication of prospectus
25/03/2008	Transaction in own shares
20/03/2008	Transaction in own shares
19/03/2008	Transaction in own shares
18/10/2008	Dividend declaration
18/03/2008	Director/PDMR Shareholding
18/03/2008	Transaction in own shares
17/03/2008	Transaction in own shares
14/03/2008	Transaction in own shares
13/03/2008	Director/PDMR Shareholding
1303/2008	Transaction in own shares
12/03/2008	Director/PDMR Shareholding
12/03/2008	Transaction in own shares
11/03/2008	Transaction in own shares
10/03/2008	Director/PDMR Shareholding
10/03/2008	Transaction in own shares
07/03/2008	Director/PDMR Shareholding
07/03/2008	Transaction in own shares
06/03/2008	Transaction in own shares
05/03/2008	Director/PDMR Shareholding
05/03/2008	Transaction in own shares
04/03/2008	Transaction in own shares
03/03/2008	Director/PDMR Shareholding
03/03/2008	Transaction in own shares
29/02/2008	Transaction in own shares
28/02/2008	Transaction in own shares
27/02/2008	Transaction in own shares
26/02/2008	Director/PDMR Shareholding
26/02/2008	Transaction in own shares
25/02/2008	Holding(s) in company
25/02/2008	Transaction in own shares
22/02/2008	Transaction in own shares
20/02/2008	New order mining rights
20/02/2008	Final results
20/02/2008	Transaction in own shares
19/02/2008	Proposed election of director
19/02/2008	Transaction in own shares
18/02/2008	Transaction in own shares

15/02/2008	Transaction in own shares
14/02/2008	Transaction in own shares
14/02/2008	Kumba Iron Ore
13/02/2008	Transaction in own shares
12/02/2008	Transaction in own shares
11/02/2008	Transaction in own shares
11/02/2008	Anglo Platinum
08/02/2008	Director/PDMR Shareholding
08/02/2008	De Beers results
08/02/2008	Transaction in own shares
07/02/2008	Transaction in own shares
06/02/2008	Transaction in own shares
04/02/2008	Strategic MOU
01/02/2008	Transaction in own shares
01/02/2008	Directorate change
31/01/2008	Total voting rights
31/01/2008	Platinum transaction
31/01/2008	Transaction in own shares
30/01/2008	Power supply update
30/01/2008	Transaction in own shares
29/01/2008	Power supply statement
29/01/2008	Transaction in own shares
28/01/2008	Transaction in own shares
25/01/2008	Transaction in own shares
24/01/2008	Transaction in own shares
23/01/2008	Transaction in own shares
22/01/2008	Transaction in own shares
21/01/2008	Transaction in own shares
18/01/2008	Transaction in own shares
17/01/2008	MMX Minas-Rio and MMX Amapa
17/01/2008	Transaction in own shares
16/01/2008	Transaction in own shares
15/01/2008	Transaction in own shares
14/01/2008	Transaction in own shares
11/01/2008	Dividend dates
11/01/2008	Transaction in own shares
10/01/2008	Transaction in own shares
09/01/2008	Director/PDMR Shareholding
09/01/2008	Transaction in own shares
08/01/2008	Transaction in own shares
07/01/2008	Director/PDMR Shareholding
07/01/2008	Transaction in own shares
04/01/2008	Transaction in own shares
03/01/2008	Transaction in own shares
02/01/2008	Transaction in own shares
31/12/2007	Transaction in own shares
28/12/2007	Transaction in own shares
27/12/2007	Transaction in own shares
24/12/2007	Transaction in own shares
21/12/2007	Transaction in own shares
21/12/2007	Acquisition of Fozleigh mine
11/12/2007	Director/PDMR Shareholding
10/12/2007	Director/PDMR Shareholding
07/12/2007	Zondagsfontein coal project
30/11/2007	Total voting rights
30/11/2007	Transaction in own shares
29/11/2007	Transaction in own shares
28/11/2007	Los Bronces project
28/11/2007	Holding(s) in company
28/11/2007	Transaction in own shares
27/11/2007	Transaction in own shares
26/11/2007	Transaction in own shares
23/11/2007	Transaction in own shares
22/11/2007	Transaction in own shares
21/11/2007	Transaction in own shares
20/11/2007	Transaction in own shares
19/11/2007	Transaction in own shares
16/11/2007	Anglo Platinum

16/11/2007	Transaction in own shares
15/11/2007	Transaction in own shares
14/12/2007	Transaction in own shares
13/12/2007	Transaction in own shares
09/12/2007	Transaction in own shares
08/12/2007	Director/PDMR Shareholding
08/12/2007	Transaction in own shares
07/12/2007	Transaction in own shares
06/12/2007	Transaction in own shares
05/11/2007	Transaction in own shares
02/11/2007	Transaction in own shares
01/11/2007	Holding(s) in company
01/11/2007	Transaction in own shares
31/10/2007	Total voting rights
31/10/2007	Transaction in own shares
31/10/2007	Director/PDMR Shareholding
30/10/2007	Transaction in own shares
29/10/2007	Transaction in own shares
26/10/2007	Directorate change
26/10/2007	Transaction in own shares
25/10/2007	Transaction in own shares
24/10/2007	Transaction in own shares
23/10/2007	Transaction in own shares
22/10/2007	Transaction in own shares
19/10/2007	Transaction in own shares
18/10/2007	Transaction in own shares
17/10/2007	Transaction in own shares
16/10/2007	Transaction in own shares
15/10/2007	Transaction in own shares
12/10/2007	Transaction in own shares
11/10/2007	Transaction in own shares
10/10/2007	Director declaration
10/10/2007	Transaction in own shares
09/10/2007	Transaction in own shares
08/10/2007	Director/PDMR Shareholding
08/10/2007	Transaction in own shares
05/10/2007	Director/PDMR Shareholding
05/10/2007	Tarmac:UMH option
05/10/2007	Transaction in own shares
04/10/2007	Transaction in own shares
03/10/2007	Director/PDMR Shareholding
03/10/2007	Transaction in own shares
02/10/2007	Director/PDMR Shareholding
02/10/2007	Statement re completion of Anglo American offering
02/10/2007	Pricing of offering
01/10/2007	Director/PDMR Shareholding
01/10/2007	Total voting rights
01/10/2007	Response to Anglo American announcement
01/10/2007	Offering of AngloGold Ashanti
01/10/2007	Transaction in own shares
28/09/2007	Transaction in own shares
27/09/2007	Transaction in own shares
26/09/2007	Consent solicitation on debt
26/09/2007	Transaction in own shares
24/09/2007	Director/PDMR Shareholding
24/09/2007	Transaction in own shares
21/09/2007	Transaction in own shares
20/09/2007	Transaction in own shares
19/09/2007	Transaction in own shares
18/09/2007	Transaction in own shares
17/09/2007	Transaction in own shares
14/09/2007	Transaction in own shares
13/09/2007	Transaction in own shares
12/09/2007	Transaction in own shares
11/09/2007	Transaction in own shares
10/09/2007	Director/PDMR Shareholding
10/09/2007	Transaction in own shares
07/09/2007	Transaction in own shares

06/09/2007	Transaction in own shares
05/09/2007	Exxaro placing completed
05/09/2007	Placing 19 mn Exxaro shares
05/09/2007	Transaction in own shares
04/09/2007	Notification
04/09/2007	Transaction in own shares
03/09/2007	Interim report
03/09/2007	Transaction in own shares
31/08/2007	Total voting rights
31/08/2007	Transaction in own shares
30/08/2007	Transaction in own shares
29/08/2007	Dividend conversion rates
29/08/2007	Transaction in own shares
29/08/2007	Transaction in own shares
28/08/2007	Director declaration
28/08/2007	Transaction in own shares
24/08/2007	Transaction in own shares
23/08/2007	Transaction in own shares
22/08/2007	Transaction in own shares
21/08/2007	Transaction in own shares
20/08/2007	Transaction in own shares
17/08/2007	Transaction in own shares
16/08/2007	Transaction in own shares
15/08/2007	Transaction in own shares
14/08/2007	Transaction in own shares
13/08/2007	Transaction in own shares
10/08/2007	Transaction in own shares
09/08/2007	Director/PDMR Shareholding
09/08/2007	Transaction in own shares
08/08/2007	Transaction in own shares
07/08/2007	Transaction in own shares
03/08/2007	Cancellation of treasury shares
03/08/2007	Transaction in own shares
03/08/2007	Interim results
02/08/2007	Transaction in own shares
01/08/2007	Mondi interim results
01/08/2007	Stake in Pebble project
01/08/2007	Transaction in own shares
31/07/2007	Director declaration
31/07/2007	Total voting rights
31/07/2007	AngloGold Ashanti
31/07/2007	Transaction in own shares
30/07/2007	Anglo Platinum management
30/07/2007	Anglo Platinum interim results
30/07/2007	Transaction in own shares
27/07/2007	Notification of results
27/07/2007	De Beers interim results
27/07/2007	Transaction in own shares
25/07/2007	Transaction in own shares
23/07/2007	Transaction in own shares
20/07/2007	Transaction in own shares
19/07/2007	Transaction in own shares
18/07/2007	Transaction in own shares
17/07/2007	Transaction in own shares
16/07/2007	Transaction in own shares
12/07/2007	Director/PDMR Shareholding
12/07/2007	Transaction in own shares
11/07/2007	Transaction in own shares
10/07/2007	Transaction in own shares
09/07/2007	Transaction in own shares
06/07/2007	Holding(s) in company
06/07/2007	Transaction in own shares
05/07/2007	Director/PDMR Shareholding
05/07/2007	Transaction in own shares
03/07/2007	Directorate change
03/07/2007	Directorate declaration
03/07/2007	Demerger of Mondi Group
03/07/2007	Transaction in own shares

02/07/2007	Reduction of Mondi capital
02/07/2007	Total voting rights
02/07/2007	Demerger dividend
29/06/2007	Director/PDMR Shareholding
29/06/2007	Director/PDMR Shareholding
29/06/2007	Mondi share capital
28/06/2007	Close period share repurchase
27/06/2007	Transaction in own shares
26/06/2007	Mondi demerger
26/06/2007	Transaction in own shares
25/06/2007	Transaction in own shares
22/06/2007	Transaction in own shares
21/06/2007	Transaction in own shares
20/06/2007	Director/PDMR Shareholding
20/06/2007	Transaction in own shares
19/06/2007	Transaction in own shares
18/06/2007	Transaction in own shares
15/06/2007	Transaction in own shares
14/06/2007	Transaction in own shares
13/06/2007	Transaction in own shares
12/06/2007	Transaction in own shares
11/06/2007	Director/PDMR Shareholding
11/06/2007	Transaction in own shares
08/06/2007	Transaction in own shares
07/06/2007	Transaction in own shares
06/06/2007	Director declaration
06/06/2007	Transaction in own shares
05/06/2007	Transaction in own shares
04/06/2007	Director/PDMR Shareholding
04/06/2007	Total voting rights
04/06/2007	Transaction in own shares
01/06/2007	Proposed demerger of Mondi Group from Anglo American plc
01/06/2007	Mondi demerger
01/06/2007	Transaction in own shares
31/05/2007	Holding(s) in company
31/05/2007	Transaction in own shares
30/05/2007	Director/PDMR Shareholding
30/05/2007	Transaction in own shares
29/05/2007	Director/PDMR Shareholding
29/05/2007	Transaction in own shares
29/05/2007	Transaction in own shares
25/05/2007	Transaction in own shares
24/05/2007	Transaction in own shares
23/05/2007	Transaction in own shares
22/05/2007	Transaction in own shares
21/05/2007	Transaction in own shares
18/05/2007	Transaction in own shares
17/05/2007	Transaction in own shares
17/05/2007	Transaction in own shares
15/05/2007	Director declaration
15/05/2007	Transaction in own shares
15/05/2007	Acquisition - update
14/05/2007	Transaction in own shares
11/05/2007	Transaction in own shares
10/05/2007	Director/PDMR Shareholding
09/05/2007	Director/PDMR Shareholding
08/05/2007	Director/PDMR Shareholding
04/05/2007	Purchase of Anglo's stake
04/05/2007	Director/PDMR Shareholding
04/05/2007	Disposal
04/05/2007	Transaction in own shares
03/05/2007	Transaction in own shares
02/05/2007	Transaction in own shares
01/05/2007	Director/PDMR Shareholding
01/05/2007	Total voting rights
01/05/2007	Transaction in own shares
30/04/2007	Acquisition
30/04/2007	Transaction in own shares
27/04/2007	Transaction in own shares

26/04/2007	Transaction in own shares
25/04/2007	Transaction in own shares
24/04/2007	Transaction in own shares
23/04/2007	Iron ore project
23/04/2007	Transaction in own shares
20/04/2007	Transaction in own shares
19/04/2007	Transaction in own shares
18/04/2007	Transaction in own shares
17/04/2007	AGM voting results
17/04/2007	AGM statement
17/04/2007	Transaction in own shares
16/04/2007	Transaction in own shares
13/04/2007	Director/PDMR Shareholding
13/04/2007	Transaction in own shares
12/04/2007	Director/PDMR Shareholding
12/04/2007	Transaction in own shares
11/04/2007	Director/PDMR Shareholding
11/04/2007	Transaction in own shares
10/04/2007	Transaction in own shares
05/04/2007	Holding(s) in company
05/04/2007	Holding(s) in company
05/04/2007	Director/PDMR Shareholding
05/04/2007	Transaction in own shares
04/04/2007	Total voting rights
04/04/2007	Exxaro options
04/04/2007	Transaction in own shares
03/04/2007	Director/PDMR Shareholding
03/04/2007	Transaction in own shares
02/04/2007	Director/PDMR Shareholding
02/04/2007	Transaction in own shares
30/03/2007	Directorate change
30/03/2007	Transaction in own shares
29/03/2007	Transaction in own shares
28/03/2007	Transaction in own shares
27/03/2007	Transaction in own shares
27/03/2007	Directorate change
26/03/2007	Director/PDMR Shareholding
26/03/2007	Director/PDMR Shareholding
26/03/2007	Transaction in own shares
23/03/2007	Transaction in own shares

2. Documents filed at Companies House

All of the documents listed below were filed with the Registrar of Companies in England and Wales on or around the dates indicated. Copies of the documents filed with the Registrar of Companies can be obtained from Companies House (www.companieshouse.gov.uk)

Date of filing	Document	
26/03/2007	169 (1B)	Purchase of Own shares to hold in treasury
29/03/2007	288c	Director's particulars changed
13/04/2007	169 (1B)	Purchase of Own shares to hold in treasury
13/04/2007	288b	Director resigned
16/04/2007	88(2)R	Return of allotment of shares
18/04/2007	288b	Director resigned
09/05/2007	Mem/Arts	Memorandum & Articles of Association
09/05/2007	RES01	Alteration of Articles
10/05/2007	169 (1B)	Purchase of Own shares to hold in treasury
15/05/2007	AA	Group Company Accounts made up to 31/12/2006
15/06/2007	169 (1B)	Purchase of Own shares to hold in treasury
04/07/2007	AA	Interim Accounts made up to 19/06/07
04/07/2007	RES13	Alteration of Articles
06/07/2006	363s	Return made up to 14/05/2006
11/07/2007	Mem/Arts	Memorandum & Articles of Association
17/07/2007	88(2)R	Return of allotment of shares
23/07/2007	288b	Director resigned
07/08/2007	AA	Interim Accounts made up to 27/07/07
29/08/2007	288c	Director's particulars changed
30/08/2007	169 (1B)	Purchase of Own shares to hold in treasury
12/09/2007	122	Notice of consolidation or sub-division of shares
15/06/2007	169 (A2)	Return cancelling shares from treasury

09/10/2007	Mem/Arts	Memorandum & Articles of Association
26/10/2007	88(2)R	Return of allotment of shares
12/11/2007	288b	Director resigned
20/11/2007	169 (1B)	Purchase of Own shares to hold in treasury
08/01/2008	88(2)R	Return of allotment of shares
09/01/2008	169 (1B)	Purchase of Own shares to hold in treasury

3. Annual and Interim Report

The Company's Annual Report for the period ending 31 December 2007, and Notice of the 2008 Annual General Meeting were filed with the UKLA Document Viewing Facility on 18 March 2008. These documents can be found on the Company's website, as can the Interim Report 2007 published on 22 August 2007. www.angloamerican.co.uk

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Purchases of Ordinary Shares in the Company

The Company announces that on 31 March 2008, an independent company purchased 15,303 ordinary shares of the Company at prices between £29.69 and £30.39 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,130,043 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 111,369,275 ordinary shares, representing 8.42 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
1 April 2008

ANGLO AMERICAN

News Release

31 March 2008

Anglo American acquires control of the Minas-Rio and Amapá iron ore projects

Anglo American plc ("Anglo American") is pleased to announce that, following its announcement dated 17 January 2008, it has signed an agreement with the controlling shareholder of MMX Mineração e Metálicos S.A. ("MMX"), Mr Eike Batista, Chairman & CEO of MMX, and certain other MMX shareholders (together "the Selling Shareholders"), to acquire a 63.5% shareholding in a new company ("IronX") which will be demerged from MMX and will own MMX's current 51% interest in the Minas-Rio iron ore project and 70% interest in the Amapá iron ore system. Mr Eike Batista will be Chairman of IronX.

Anglo American has committed, after completion of this transaction, to extend an offer to the minority shareholders of IronX at the same price per share paid to the Selling Shareholders, the successful completion of which would result in Anglo American owning 100% of the Minas-Rio project, 70% of the Amapá system and 49% of LLX Minas-Rio, the owner of the Port of Açu. Anglo American acquired 49% of the Minas-Rio project as part of its original investment announced in April 2007, which included 49% of LLX Minas-Rio. These two projects, together with the planned Kumba expansions, will significantly increase Anglo American's participation in the seaborne iron ore market to approximately 150Mtpa by 2017 in line with Anglo American's strategic goal to become a significant player in the iron ore industry.

IronX's gross assets at 31 December 2007, on a proforma basis, were R$2.2 billion (US$1.2 billion) with a proforma operating loss for the year of R$25 million (US$13 million).

Anglo American will pay US$5.5 billion in cash for 100% of the issued and outstanding shares of IronX, or approximately US$361.12 per IronX share (assuming one IronX share for each current MMX share).

A further announcement will be made in due course.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel: +44 (0)20 7968 8888 Fax: +44 (0)20 7968 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

For further information, please contact:

United Kingdom

James Wyatt-Tilby, Media Relations
Tel: +44 (0)20 7968 8759

Anna Poulter, Investor Relations
Tel: +44 (0)20 7968 2155

South Africa

Pranill Ramchander, Media Relations
Tel: +27 (0)11 638 2592

Notes to editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, as well as an industrial minerals business and a stake in AngloGold Ashanti. The Group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)

MMX Mineração e Metálicos S.A. consists of integrated mining, mineral processing, production and logistics operations for iron ore and intermediate products for the steel industry. Principal projects include, MMX Corumbá System, MMX Amapá System, MMX Minas-Rio System and LLX Logística. (www.mmx.com.br)

The **Minas-Rio** iron ore project is located in the Minas Gerais state in Brazil. It will comprise a mine and beneficiation plant producing high-grade pellet feed. The pellet feed will be transported through a slurry pipeline to the Port of Açu which is being constructed in Rio de Janeiro State, with the potential for further pipelines and rail access.

The **Amapá** iron ore system is located in the Amapá state in Northern Brazil. Construction of the Amapá system was completed recently, with initial production in December 2007 and with annual capacity of 6.5 million tons per annum of iron ore. MMX currently owns 70% of the Amapá system and Cleveland Cliffs Inc. owns 30%.

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Purchases of Ordinary Shares in the Company

The Company announces that on 28 March 2008, an independent company purchased 13,945 ordinary shares of the Company at prices between £29.94 and £30.44 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,130,043 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 111,353,972 ordinary shares, representing 8.42 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
31 March 2008

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Purchases of Ordinary Shares in the Company

The Company announces that on 27 March 2008, an independent company purchased 22,473 ordinary shares of the Company at prices between £29.49 and £30.17 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,130,043 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 111,340,027 ordinary shares, representing 8.42 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
28 March 2008

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Purchases of Ordinary Shares in the Company

The Company announces that on 26 March 2008, an independent company purchased 21,920 ordinary shares of the Company at prices between £28.02 and £29.39 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,130,043 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 111,317,554 ordinary shares, representing 8.42 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
27 March 2008

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Purchases of Ordinary Shares in the Company

The Company announces that on 25 March 2008, an independent company purchased 24,661 ordinary shares of the Company at prices between £27.65 and £28.27 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,130,043 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 111,295,634 ordinary shares, representing 8.42 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
26 March 2008

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Purchases of Ordinary Shares in the Company

The Company announces that on 20 March 2008, an independent company purchased 48,082 ordinary shares of the Company at prices between £27.26 and £28.32 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,130,043 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 111,270,973 ordinary shares, representing 8.42 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
25 March 2008

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Purchases of Ordinary Shares in the Company

The Company announces that on 19 March 2008, an independent company purchased 25,833 ordinary shares of the Company at prices between £29.11 and £30.34 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,130,043 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 111,222,891 ordinary shares, representing 8.41 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
20 March 2008

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